UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number: 001-37773

Merus N.V.

(Translation of registrant’s name into English)

Yalelaan 62

3584 CM Utrecht, The Netherlands

+31 85 016 2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Extraordinary General Meeting

On December 16, 2019, Merus N.V. (the “Company”) made available to its shareholders on its website certain material related to the extraordinary general meeting of shareholders to be held on December 31, 2019 (the “ Shareholder Material ”).

The Shareholder Material are furnished herewith as Exhibits 1 through 3 to this Report on Form 6-K.

Settlement Agreement with President, Chief Executive Officer and Principal Financial Officer

On December 16, 2019, the Company entered into a settlement agreement with Ton Logtenberg (“Dr. Logtenberg”), pursuant to which Dr. Logtenberg resigned as an executive director of the Company and will separate from employment with the Company effective as of December 31, 2019. Dr. Logtenberg served as the Company’s Chief Executive Officer and an executive board member since co-founding the Company in June 2003, and served as the Company’s President since 2017 and Principal Financial Officer since January 2019.

Dr. Logtenberg is subject to a 12 month non-competition and 18 month non-solicitation restriction and has agreed to provide consulting services to the Company until the end of 2020. Dr. Logtenberg will receive the following severance payments and benefits: (i) a payment equal to 18 months of his annual base salary, (ii) his target annual cash bonus for 2019, (iii) a restricted stock unit grant covering 30,000 shares that vests ratably over 18 months beginning on January 1, 2020, (iv) his outstanding and unvested equity awards will remain eligible to vest until June 30, 2021 and (v) the post-termination exercise period of his options is extended until December 31, 2021.

Appointment of President, Chief Executive Officer and Principal Financial Officer

The Board of Directors of the Company has appointed Sven “Bill” Lundberg, M.D. as President, Chief Executive Officer and Principal Financial Officer, subject to Dr. Lundberg’s appointment as Executive Director of the Company at the extraordinary general meeting of shareholders to be held on December 31, 2019.

On December 16, 2019, the Company and Merus US, Inc. (“Merus US”) entered into an employment agreement with Dr. Lundberg. The employment agreement provides for an annual base salary equal to $564,900 and the opportunity to earn an annual cash incentive award based on performance with a target value equal to 55% of Dr. Lundberg’s annual base salary. Dr. Lundberg is also entitled to a signing bonus of $25,000, up to $10,000 in legal fees incurred in connection with negotiating the agreement and an option to purchase 414,917 of the Company’s common shares, subject to a four year vesting schedule. If Dr. Lundberg’s employment is terminated by Merus US without cause or due to Dr. Lundberg’s resignation for good reason, then subject to his executing a general release of claims and continuing compliance with Merus US’s proprietary information agreement, Dr. Lundberg will be entitled to receive (i) base salary continuation payments for 12 months, (ii) direct payment of or reimbursement for continued medical, dental or vision coverage pursuant to COBRA for up to 12 months and (iii) if his employment is terminated on or prior to December 31, 2020, accelerated vesting of any portion of his time-based equity awards that is scheduled to vest within 12 months following the date of such termination. If Dr. Lundberg’s employment is terminated by Merus US without cause or due to Dr. Lundberg’s resignation for good reason within 12 months following a change in control of the Company, then subject to his executing a general release of claims and continuing compliance with the proprietary information agreement, Dr. Lundberg will be entitled to receive, in lieu of the severance in the prior sentence (i) a lump sum payment equal to 18 months of his base salary and his target annual bonus; (ii) direct payment of or reimbursement for continued medical, dental or vision coverage pursuant to COBRA for up to 18 months, and (iii) if his termination occurs after December 31, 2020, accelerated vesting of any portion of his time-based equity awards that is unvested as of his date of termination. Notwithstanding the foregoing, in the event the Company’s shareholders do not approve his appointment as Executive Director of the Company at the extraordinary general meeting of shareholders to be held on December 31, 2019, Merus US may terminate his employment without any obligation to pay the above mentioned severance. The proprietary information agreement and the release of claims contain restrictive covenants which restrict Dr. Lundberg’s ability to compete with the Company for a period of 12 months following his termination of employment or solicit the Company’s employees for a period of 12 months following termination, subject to Merus US’s obligation to pay Dr. Lundberg 50% of his highest annualized base salary for the two year period prior to his termination (or the severance described above) if Merus US decides to enforce the non-competition restriction. The proprietary information agreement also contains covenants regarding protection of the Company’s confidential information and ownership of intellectual property.

The sections under the headings “Settlement Agreement with President, Chief Executive Officer and Principal Financial Officer” and “Appointment of President, Chief Executive Officer and Principal Financial Officer” of this Report on Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-233367 and 333-233383) and Registration Statements on Form S-8 (File Nos. 333-211497 and 333-230708).

EXHIBIT INDEX

Exhibit No.	Description

1	Convening Notice for Extraordinary General Meeting of Shareholders of Merus N.V., Agenda, and Explanatory Notes to the Agenda

2	Works Council Statement

3	Proxy Card for Registered Holders of Merus N.V.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Merus N.V.

Date: December 16, 2019	By:	/s/ Ton Logtenberg
		Name:	Ton Logtenberg
		Title:	President, Chief Executive Officer and Principal Financial Officer